Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Fiscal Year
	2014	2013	2012
Computation of Earnings:
Income before income taxes	$55,618	$44,244	$53,348
Add:
Interest expense	27,337	27,474	33,104
Amortization of debt premium/discount and expenses	1,938	1,933	2,242
Interest portion of rent expense	2,523	2,380	1,975

Earnings as adjusted	$87,416	$76,031	$90,669

Computation of Fixed Charges:
Interest expense	$27,337	$27,474	$33,104
Capitalized interest	173	177	111
Amortization of debt premium/discount and expenses	1,938	1,933	2,242
Interest portion of rent expense	2,523	2,380	1,975

Fixed charges	$31,971	$31,964	$37,432

Ratio of Earnings to Fixed Charges	2.73	2.38	2.42